Filed by Union Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Bioceres
Commission File No.: 001-38405

Union Acquisition Corp. and Bioceres Combination Investor Call Script
Friday, November 9, 2018

Operator

Thank you everyone for joining the transaction announcement call for Union Acquisition Corp. At this time, all participants will be placed in a listen-only mode as our call is being recorded. Mr. Bransfield from Union Acquisition Corp. will begin.

Kyle Bransfield

Good morning –This is Kyle Bransfield, I am the Chief Executive Officer of Union and I would like to thank you all for joining. We would like to take this opportunity to discuss Union Acquisition Corp.'s proposed combination with Bioceres to form Bioceres Crop Solutions. We have filed the transaction announcement, press release, and investor presentation – this information and other updates are available via the SEC, on the SEC’s website: www.sec.gov, or on Bioceres’ website, located at www.bioceres.com.ar/, or on Union Acquisition Corp.’s website.

Union Acquisition Corp. is a special purpose acquisition company created for the purpose of entering into a business combination with one or more Latin American target businesses. Union completed its $115 million initial public offering on March 2, 2018 and its securities are currently listed on the New York Stock Exchange. Yesterday, we signed a share exchange agreement with Bioceres, a leading South American agricultural-biotech company based in Argentina.

I would like to highlight that not only will there be no Bioceres shareholders cashing out in this transaction, but that the transaction is also not subject to any minimum cash closing level. In that sense, this is a great opportunity for fundamental investors to participate in a unique growth opportunity with little risk to closing.

With that, I’d like to present today’s speakers: Federico Trucco, Chief Executive Officer of Bioceres, and Enrique Lopez Lecube, Chief Financial Officer of Bioceres, both of whom will serve in the same roles for Bioceres Crop Solutions upon closing. I will now turn it over to Federico.

Federico Trucco

Thank you, Kyle. Welcome everyone, my name is Federico Trucco and I have been with Bioceres since 2005, having moved to my current role as CEO of Bioceres in 2011 and a member of the board of directors since 2014. I received a Ph.D. in crop sciences and a CBA from the University of Illinois, and a Master of Science from Colorado State University.

Bioceres is a fully-integrated agricultural biotechnology platform utilizing multiple technological approaches to develop and commercialize products that enhance crop quality and productivity. Bioceres is a market leader in the spaces in which it operates. The company was founded in 2001 by a group of leading farmers that have significantly benefitted from the biotech age, particularly as it relates to soybean production in Latin-America. At the time, these farmers identified a need to develop technologies to improve crop productivity outside the more developed crop protection space – a space where industry leaders have historically focused on,- particularly by enhancing a crops’ ability to overcome drought, improve nutrient uptake, and therefore minimize environmental externalities associated with high production agriculture.

The Company dedicated its first 15 years to the development of highly innovative technologies with the achievement, back in late 2015, of the first regulatory approval anywhere in the world, for a drought tolerance GM event in a crop of global relevance, such a soybean. This technology, which we refer to as HB4, is today in pre-commercial stages both in soybean and wheat. The HB4 technology is protected by more than 30 international patents, both issued and pending. In late 2016, as our pipeline of technologies neared commercialization, the Company decided to acquire Rizobacter, a leading industry participant in the high value ag-biologicals segment. With this acquisition, Bioceres structured a proprietary channel for market access. As you will see on page 9 of the Investor Presentation that we filed with the SEC this morning, Bioceres has since achieved global market access with commercial presence in 25 countries (please refer to slide 9 of our Investor Presentation filed with the SEC this morning), and currently has 300+ registered products and over 700 trademarks.

Some of our investors include innovative farmers, leading agricultural conglomerates in the region, industry leaders such as Monsanto, as well as institutional investors dedicated to the ag and biotech spaces.

When you think of Bioceres I'd like you to remember three key concepts. First, that we participate in the ag-inputs industry mainly by developing and commercializing biological assets and, most specifically, with technologies designed for drought tolerance, where we have a unique family of products. Secondly, that unlike other early stage technology companies, we have a proprietary channel with a track record of selling high value technologies for about 40 years, and an end-customer proximity that is beyond match. Finally, we believe we have put together a near term growth strategy that will allow us to grow to 3 times the revenues we are currently reporting, that is not dependent on a single product or initiative, but that is well balanced in terms of new product launches, installed capacity ramp-up, and international expansion as will be described in detailed by Enrique, our CFO, later in the presentation.

As we move to page 11, you will see the themes driving technology adoption in agriculture today. These themes can be summarized with one sentence: “we need to do more, with less.” While at the same time, we need to produce in an environmentally friendly manner, with products that help us mitigate the carbon footprint of agriculture. On page 12, you will see that we serve several large and growing markets with the various products that we commercialize. What is more important is that in the product niches in which we are focused, the pace of growth is much faster than the average of each segment. For instance, in the crop protection space, we are not focus in developing specific chemistries or active ingredients, but rather we concentrate our efforts in the development of carrier technologies – which we call adjuvants – which allow farmers to use active ingredients more efficiently and at lower rates. Similarly, in the crop nutrition space, we don’t commercialize commodity fertilizers, we are instead dedicated to technology that allows farmers to deploy nutrients in a more efficient manner, such a micro-beaded fertilizer, where nutrients are placed next to the seed at planting and therefore application rates may be reduced due to the close proximity of nutrients upon plant germination. Lastly, in the seed segment, where we have seen the greatest growth over the last ten years, we have invested in highly innovative solutions creating differentiation through drought tolerance, a technology unique to the Bioceres portfolio.

HB4, our drought tolerant technology, is focused on addressing yield losses caused by abiotic stresses. Page 13 shows that crops are able to only partially realize their full yield potential. In the first column for example, corn on average yields in the field only 24% of its yield potential. The GM trait industry has been built around management of abiotic stresses, primarily herbicide tolerance and insect resistance. Major ag-inputs companies such as Syngenta, Dow and Monsanto, have focused their portfolios of crop-protection solutions on losses related to these factors. Yet abiotic stress explains only between 5-10% of the lost yield potential. Shaded in yellow you see losses related to abiotic stress, which are primarily driven by lack of water. Plants tend to overreact in response to drought and favor survival instead of growth, which in this example explains 66% of the lost yield potential for corn. Page 14 shows how HB4 works by improving yield in lower yielding environments often limited by water availability. An important aspect of HB4 is the fact that it doesn't have adverse effects on yields under optimal water conditions or high yielding environments. In other words, it increases yields in poor growing conditions, but does not harm yields in a more normal environment. This is a key element for farmers. As you see on the top left chart, in an environment producing less than 2,000 tn/ha of wheat, HB4 produces a 19.5% impact in yields. And in less limited environments producing more than 5,000 tn/ha, HB4 does not affect yield potential.

Page 15 lays out the regulatory status of HB4 for both soybeans and wheat. For soybeans, we have already received approval from the Argentine regulator and from the FDA in the United States. We have submitted for deregulation in the key markets where our target crops are produced or sold. For instance, in 2017 we submitted for approval in China, where most of the soybeans from South America are marketed. It is important to highlight that between trials and deregulation it takes around 15 years for any company to introduce a new trait, such as the one we are developing, which typically would represent a key barrier to entry. Fortunately, we expect to receive approval from the Chinese authorities in the next 12 to 18 months. The natural cycle of seed multiplication requires us to begin the process of planting soybeans with HB4 technology now in order to be able to launch 400,000 bags to market in 2021. Enrique, will later explain how HB4 technology is reflected in our projections.

Pages 16 displays the innovative, integrated concept behind our products and page 17 lays out the timing behind our product launches. These will all allow farmers to improve overall crop yields. Page 18 shows Bioceres' extensive distribution and origination platform along with our partnerships with key industry leaders such as Dow, Syngenta, Monsanto, DBN and others. We believe the right approach is to be local in every country in which we operate in order to maximize the reach of our technologies. Our technologies can be used globally, and it is important to highlight that despite our significant presence and growth in South America, our current international growth is more than 3x the growth we are accomplishing in Argentina.

Finally, on page 19, you will see the management team that Bioceres has assembled. We believe that our core management team combines commercial skills with unique capabilities across science and technology applied to agribusiness. This has driven our success and distinguished us from other ag-biotech peers in that we are importantly already a cash generating company.

With that, let me turn it over to Enrique Lopez Lecube, our CFO.

Enrique Lopez Lecube

Thank you, Federico. My name is Enrique López Lecube, CFO of Bioceres. I joined Bioceres back in 2016, initially in an M&A role and have been in my current position since November 2017. I will walk you through the actual and expected financial performance of our Company, as well as the main growth drivers for our business plan. What you can see on Page 19 are the 3 business segments under which Bioceres reports revenues: Crop Protection, Crop Nutrition and Seed & Integrated Products. The Crop Protection segment consists of two sub-segments, adjuvants on the one hand and seed treatment insecticides and fungicides on the other. Our market leading silicone based high-tech adjuvants are used in tank mixes to facilitate the application and effectiveness of active ingredients. Within this segment, we also sell a full range of Insecticides and Fungicides tailored for specific crops, as well as leading pest baits. Our Crop Protection segment generated revenues of U.S.$78 million during FY2018 and is expected to grow at a 10% CAGR until FY2023, mainly driven by the expansion of our high-tech adjuvant business into two very significant markets from an agriculture perspective, Brazil and Paraguay.

Under the Crop Nutrition business segment, we sell products related to nurturing crops at different stages, with two sub-segments: inoculants and biofertilizers on the one hand and chemical-based fertilizers on the other. Inoculants are the legacy business for Rizobacter, our majority-owned subsidiary, and in this product family we are not only local leaders in Argentina but also global leaders, with approximately 21% market share. Within the past few years, we have expanded our commercial footprint to 9 subsidiaries and expect our global network to help us grow internationally, with inoculants acting as our key products to penetrate new markets. Included in this segment, we also commercialize micro-beaded fertilizers that promote efficiency and accuracy for multiple crop varieties. For this particular business, we have partnered with De Sangosse, a French company with which we jointly invested in a 50,000 ton capacity plant in 2016. FY2018 was the first full year with the plant fully operational and we expect that ramping up the use of the installed capacity will also be a source of growth. Our Crop Nutrition segment generated revenues of U.S.$29 million during FY2018 and is expected to grow at a CAGR of 35% until FY2023, supported by international expansion and installed capacity ramp-up.

Finally under our Seed & Integrated Products segment, we commercialize seed technology traits and germplasm, as well as a full range of ready-to-use seed treatment packs that combine our biological products, such as inoculants, with Syngenta’s top quality seed treatment chemistries to provide an integrated solution to the farmer. As of FY2018, a significant portion of our revenues in this segment came from seed treatment packs. However, as we are able to introduce our drought tolerance technology into the market, we expect the composition of revenues to significantly change, with seeds becoming a substantial portion of sales by 2023. Our Seed & Integrated Products segment generated revenues of U.S$.27 million during FY2018 and is expected to grow at a CAGR of 41% until 2023, mainly driven by the commercial launch of HB4.

Page 22 outlines our 2023 business plan. We have put together a thoughtful and balanced growth strategy, supported by different growth initiatives across our 3 business segments, but most importantly, based on already made investments on both tangible and intangible assets, our 2023 Projected Revenue Growth is 2/3rds driven by new product launches, with the remainder explained by ramp-up in installed capacity. Near-term growth is mainly driven by Rizobacter’s existing assets and commercial expansion utilizing our existing organizational structure, while we expect HB4 commercial launching to support growth towards the back-end of our 5-year business plan. We anticipate stable overall Gross Profit margins throughout the projection period, ranging from 43% to 45%. Considering our current organizational structure is designed to support growth, we expect our Adjusted EBITDA to grow at a CAGR of 48%, as we are able to grow Gross Profits at a higher rate than our Operating Expenses, resulting in a 39% EBITDA margin by 2023. All of this, coupled with our prior investments in facilities and new product lines, allows us to have clear visibility into near-term revenue and EBITDA, which we have laid out on page 23.

Because our HB4 technology plays such a relevant role in our business plan, on page 24 we have laid out how this technology contributes to our revenues and EBITDA versus the rest of our business segments up to 2023. We expect to get final approvals during 2019 and continue to ramp-up inventories during 2020. We anticipate FY2021 to be an inflection point in terms of revenues and profits provided by HB4, with the technology representing an attractive U.S.$200 million growth opportunity towards 2023.

I will now turn it back over to Kyle to review additional aspects of the deal and provide concluding remarks.

Kyle Bransfield

Thank you, Enrique. To review some other aspects of the transaction, please refer to page 26. Union Acquisition Corp. will be issuing 27.1 million shares and 7.5 million warrants to Bioceres that will end up representing approximately a 63% stake in the combined entity, assuming no redemptions of Union public shares and no exercises of warrants. The use of proceeds includes the exercise of a purchase option by Bioceres for an additional 29.99% stake in Rizobacter, which will allow us to consolidate our ownership of Rizobacter up to 80%. We have structured our agreement with Rizobacter's shareholders in such a way that we have the option to pay for their shares either in cash or in shares of Union Acquisition Corp., or both. This both ties back to what I mentioned earlier in that there is no minimum cash required to close the transaction, and signals the Rizobacter's sellers’ belief in the merits of the combined entity. Additionally, the warrants issued to Bioceres shareholders will consist of three tranches of 2.5 million warrants each, struck at $11.50, $15.00 and $18.00 per share and, importantly, vest at $15.00; this creates an alignment of interest with management to deliver long-term value to shareholders. Despite the fact that there is no one specific close peer to Bioceres, the deal's implied EBITDA multiples, and most importantly cash flow multiples (calculated as EBITDA minus CAPEX), reflect the very attractive entry point of our deal compared to where Specialty Chemicals / Biotech, Agricultural Inputs and Seed companies are trading, as you can see on pages 27 and 28.

Regarding transaction timing, we anticipate filing the first draft of the proxy statement to be used to solicit Union shareholder approval of the transaction in early December, with an expected closing in the first quarter of 2019.

With that, we would like to thank everyone for joining our call today. As I hope you have appreciated, we believe the business will have strong and visible growth over the coming years on the back of a unique portfolio of products and technologies, which provide sustainable solutions to many of the most critical challenges facing the agriculture industry today and into the future. The combined entity has and is expected to continue to have a solid balance sheet, the operating platform is well developed and expandable, the industry enjoys clear tailwinds, and our management team is outstanding and excited to grow this business. All of this leads to a unique opportunity for value creation. That wraps up our call. Thank you.

Forward Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Union, Bioceres or the combined company after completion of the business combination are based on current expectations that are subject to known and unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from expectations expressed or implied by such forward-looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Exchange Agreement and the proposed business combination contemplated therein; (2) the inability to complete the transactions contemplated by the Exchange Agreement due to the failure to obtain the approval of the shareholders, or other conditions to closing in the Exchange Agreement; (3) the ability of Union to continue to meet applicable NYSE listing standards; (4) the risk that the proposed business combination disrupts current plans and operations of Bioceres as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Bioceres may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in the definitive registration statement of Union in connection with the proposed business combination and the proxy statement/prospectus contained therein, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Union. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Union and Bioceres undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Anyone using the presentation does so at their own risk and no responsibility is accepted for any losses which may result from such use directly or indirectly. Investors should carry out their own due diligence in connection with the assumptions contained herein. The forward-looking statements in this communication speak as of the date of this communication. Although Union may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so whether as a result of new information, future events, changes in assumptions or otherwise except as required by applicable securities laws.

No Offer or Solicitation

This call is for informational purposes only and is neither an offer to sell, nor a solicitation of an offer to buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information About the Business Combination

In connection with the proposed Business Combination between Bioceres and Union, Union intends to file with the SEC a registration statement on Form S-4 and a proxy statement/prospectus forming a part thereof (the “Registration Statement”) and will mail a definitive Registration Statement and other relevant documentation to Union’s shareholders. Union’s shareholders and other interested persons are advised to read, when available, the preliminary Registration Statement and the amendments thereto, if any, and the definitive Registration Statement and documents incorporated by reference therein, if any, as these materials will contain important information about Union, Bioceres and the Business Combination. The definitive Registration Statement will be mailed to Union’s shareholders as of a record date to be established for voting on the proposed Business Combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary and definitive Registration Statement once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Union Acquisition Corp., 400 Madison Avenue, Suite 11A, New York, NY 10017. Union shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Union and Bioceres, once such documents are filed with the SEC.

Participants in the Solicitation

Union and its directors, executive officer, certain of its shareholders, and other members of its management and employees and affiliates, and Bioceres, its directors and management may be deemed to be participants in the solicitation of proxies from Union’s shareholders in connection with the proposed Business Combination. Shareholders are urged to carefully read the Registration Statement regarding the proposed Business Combination when it becomes available, because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Union’s shareholders in connection with the proposed Business Combination will be set forth in the Registration Statement when it is filed with the SEC. Information about Union’s executive officers and directors will also be set forth in the Registration Statement relating to the proposed Business Combination when it becomes available.